October 30, 2019

Mallika Sinha
Chief Financial Officer
Carey Watermark Investors 2 Incorporated
50 Rockefeller Plaza
New York, NY 10020

       Re: Carey Watermark Investors 2 Incorporated
           Form 10-K for the fiscal year ended December 31, 2018
           Filed March 15, 2019
           Form 8-K
           Filed April 10, 2019
           File No. 000-55461

Dear Ms. Sinha:

        We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 8-K filed April 10, 2019

Item 8.01 Other Events, page 2

1. Please revise your disclosure to present historical NAV calculations. In closing, we remind you that the company and its management are responsible for the
accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Mallika Sinha
Carey Watermark Investors 2 Incorporated
October 30, 2019
Page 2

       You may contact Peter McPhun at 202-551-3581 or Kristi Marrone at 202-551-3429 with any questions.



FirstName LastNameMallika Sinha                      Sincerely,
Comapany NameCarey Watermark Investors 2 Incorporated
                                                     Division of Corporation
Finance
October 30, 2019 Page 2                              Office of Real Estate &
Construction
FirstName LastName